UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

39957D102

(CUSIP Number)

Paul Kohli

2484 Sand Hill Road

Menlo Park, CA 94025

(650) 854-5560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39957D102	13D	Page 1 of 10 pages

1	Names of Reporting Persons Mayfield XV, a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,905,774
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,905,774

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,905,774
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person PN

CUSIP No. 39957D102	13D	Page 2 of 10 pages

1	Names of Reporting Persons Mayfield XV Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,905,774
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,905,774

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,905,774
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person PN

CUSIP No. 39957D102	13D	Page 3 of 10 pages

1	Names of Reporting Persons Mayfield XV Management (UGP), Ltd., a Cayman Islands Exempted Limited Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,905,774
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,905,774

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,905,774
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person CO

CUSIP No. 39957D102	13D	Page 4 of 10 pages

1	Names of Reporting Persons Mayfield Select, a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 365,103
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 365,103

11	Aggregate Amount Beneficially Owned by Each Reporting Person 365,103
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.2%
14	Type of Reporting Person PN

CUSIP No. 39957D102	13D	Page 5 of 10 pages

1	Names of Reporting Persons Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 365,103
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 365,103

11	Aggregate Amount Beneficially Owned by Each Reporting Person 365,103
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.2%
14	Type of Reporting Person PN

CUSIP No. 39957D102	13D	Page 6 of 10 pages

1	Names of Reporting Persons Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Limited Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 365,103
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 365,103

11	Aggregate Amount Beneficially Owned by Each Reporting Person 365,103
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.2%
14	Type of Reporting Person CO

CUSIP No. 39957D102	13D	Page 7 of 10 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 27, 2022 (as amended, the “Schedule 13D”) relating to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 1301 Sansome Street, San Francisco, CA 94111. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 14, 2023, MF XV and MF Select converted 2,443,783 and 432,296 shares of Class B Common Stock of the Issuer, respectively, into an equal number of shares of Class A Common Stock. Also on July 14, 2023, MF XV and MF Select disposed of 780,000 and 150,000 shares of Class A Common Stock, respectively, in an open market sale at a price of $1.60 per share.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 26,456,120 shares of Class A Common Stock outstanding as of July 13, 2023 as reported Issuer’s registration statement on Form S-3 filed on July 14, 2023 and taking into account the conversion of Class B Common Stock reported herein.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mayfield XV, a Cayman Islands Exempted Limited Partnership	1,905,774	6.4%	0	1,905,774	0	1,905,774
Mayfield XV Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership	1,905,774	6.4%	0	1,905,774	0	1,905,774
Mayfield XV Management (UGP), Ltd., a Cayman Islands Exempted Company	1,905,774	6.4%	0	1,905,774	0	1,905,774
Mayfield Select, a Cayman Islands Exempted Limited Partnership	365,103	1.2%	0	365,103	0	365,103
Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership	365,103	1.2%	0	365,103	0	365,103
Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company	365,103	1.2%	0	365,103	0	365,103

CUSIP No. 39957D102	13D	Page 8 of 10 pages

MF XV may be deemed to beneficially own 1,663,783 shares of Class A Common Stock and an additional 241,991 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. MF XV UGP is the general partner of MF XV EGP, which is the general partner of MF XV. Rajeev Batra, Navin Chaddha and Urshit Parikh are the directors of MF XV UGP. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by MF XV, but each of the individuals disclaims such beneficial ownership.

MF Select may be deemed to beneficially own 322,296 shares of Class A Common Stock and an additional 42,807 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. MF Select UGP is the general partner of MF Select EGP, which is the general partner of MF Select. Rajeev Batra, Navin Chaddha and Urshit Parikh are the directors of MF Select UGP. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by MF Select, but each of the individuals disclaims such beneficial ownership.

(c)	Except as described in Item 4, during the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 39957D102	13D	Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2023

Mayfield XV, a Cayman Islands Exempted Limited Partnership

By:	Mayfield XV Management (EGP), L.P.,
a Cayman Islands Exempted Limited Partnership, its general partner
By:	Mayfield XV Management (UGP), Ltd.,
a Cayman Islands Exempted Company,
its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield XV Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership

By:	Mayfield XV Management (UGP), Ltd.,
a Cayman Islands Exempted Company,
its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield XV Management (UGP), Ltd., a Cayman Islands Exempted Company

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

CUSIP No. 39957D102	13D	Page 10 of 10 pages

Mayfield Select, a Cayman Islands Exempted Limited Partnership

By:	Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership, its general partner
By:	Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company, its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership

By:	Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company, its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory